UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Entry into Material Definitive Agreement

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

On September 20, 2022, Graphex Group Limited (the “Company”, “Graphex”, or “we”) entered into a cooperation agreement (the “Cooperation Agreement”) for construction and investment of graphite deep processing projects (the “Project”) with the People’s Government of Mashan District, Jixi City (the “Jixi Government”) to develop graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park in the Peoples Republic of China. The development of the Project will be in several phases.

Phase 1 of the Project will establish a facility with an annual capacity of approximately 20,000 metric tons of high-purity spherical graphite, and provides an investment period that is 24 months from the date that Graphex enters the Project industrial park.

Phase 2 provides for the establishment of an additional facility with an annual capacity of approximately 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode material on terms that will be mutually determined.

Under the Cooperation Agreement, the Jixi Government will:

(i) assist the Company in site selection, preliminary approval, policy support and to provide other services to facilitate the investment in the facilities and project;

(ii) provide the Company with factory premises consisting of 5 general workshops of up to 25,000 square meters, one office building and one living area in the Jixi (Mashan) Graphite Industrial Park (collectively referred to as “Factory Premises”);

(iii) provide the factory premises to the Company at specified rents, including waiver of rent for the first two years;

(iv) provide the Company with the right to purchase the factory premises at the Jixi Government’s costs and to offset the purchase price with the amount of paid rents; and

(v) provide the Company with green electricity sources including wind and/or solar generated electricity under conditions where such generation and use are favorable.

Under the Cooperation Agreement, the Company will:

(i) take all material actions regarding the preparatory work for the preliminary investment and construction of the Project;

(ii) establish a wholly foreign owned enterprise (“WFOE”) in Jixi City in the People’s Republic of China with independent legal status to perform the Company’s obligations regarding the Project; and

(iv) take all material actions regarding the necessary approval application procedures required by the Project at the Company’s cost and expense.

The scale of the investment and construction of the Project will be subject to the details of the final approved feasibility study report of the Project. In the event the Project finally cannot obtain the necessary approval, the Cooperation Agreement shall terminate automatically.

The Company provided a notice (the “HK Notice”) regarding the Cooperation Agreement and the Project under the rules of The Stock Exchange of Hong Kong Limited. That notice is furnished as exhibit 99.1

The foregoing descriptions of the Cooperation Agreement and the HK Notice is not complete and are qualified in their entirety by reference to the full text of such agreements, submitted as Exhibit 99.1 and 10.1 to this Report on Form Report on Form 6-K and incorporated herein by reference.

The Company also provided a U.S. press release regarding the Cooperation Agreement. Such press release is furnished as Exhibit 99.2 to this Report.

The information in this Form 6-K (including the exhibits) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: September 21, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	English Translation of the Cooperation Agreement for construction and investment of graphite deep processing projects by and among the People’s Government of Mashan District, Jixi City (the “Jixi Government”) and Graphex Group Limited dated September 20, 2022 *
99.1	Notice by the Graphex Group Limited dated September 20, 2022
99.2	U.S. press release regarding the Cooperation Agreement.

* Certain information of this exhibit has been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted information will be furnished to the SEC upon request.

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